VR 3/12/04

AH 3/11/2004

SECURITI 04004769 SSION

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED FEB 27 2004 WASH., D.C.

| SEC FILE NUMBER |
|---|
| 8-48390 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferson Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2250 Pacwest Center, 1211 SW Fifth Avenue
(No. and Street)

Portland, OR 97204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Thomson Bard, Jr. (503) 220-2600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mack, Roberts & Co., L.L.C.
(Name – *if individual, state last, first, middle name*)

4380 SW Macadam Avenue, Suite 590, Portland, OR 97239
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, N. Thomson Bard, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferson Securities, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President

Title

Margaret M Hill

Notary Public

OFFICIAL SEAL
MARGARET M HILL
NOTARY PUBLIC OREGON
COMMISSION NO. 361110
MY COMMISSION EXPIRES SEPT 10, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Financial Statements and Supplementary Information
For the Year Ended December 31, 2003

MACK ROBERTS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97239
(503) 224-0860
(503) 248-6788 FAX

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER
WINDY L. McVICAR

February 12, 2004

Board of Directors
Jefferson Securities, Inc.
2250 Pacwest Center
1211 S.W. Fifth Avenue
Portland, Oregon 97204

At your request, we have audited financial statements and supplementary information for:

**JEFFERSON SECURITIES, INC. (an S corporation)**

as of December 31, 2003, and for the year then ended. We enclose the following:

- Independent Auditor's Report
- Statement of Financial Condition
- Statement of Income (Loss)
- Statement of Cash Flows
- Statement of Changes in Stockholders' Equity
- Notes to Financial Statements

Supplementary Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

- Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

Very truly yours,

MACK, ROBERTS & COMPANY, L.L.C.

MACK ROBERTS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97239
(503) 224-0860
(503) 248-6788 FAX

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER
WINDY L. McVICAR

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Jefferson Securities, Inc.

We have audited the accompanying statement of financial condition of Jefferson Securities, Inc. (an S corporation) as of December 31, 2003, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jefferson Securities, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MACK, ROBERTS & COMPANY, L.L.C.
Portland, Oregon

February 12, 2004

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Statement of Financial Condition
December 31, 2003

## ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $ 116,498 |
| Due from Related Party | 39,000 |
| Prepaid Expenses | 14,628 |
| Total Assets | $ 170,126 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **LIABILITIES** | |
| Accounts Payable | $ 780 |
| Accrued Expenses | 37,210 |
| Total Liabilities | 37,990 |
| **STOCKHOLDERS' EQUITY** | |
| Common Stock, 20,000 No Par Value Shares Authorized, 11,106 Shares Issued and Outstanding | 6,667 |
| Additional Paid-in Capital | 3,001 |
| Retained Earnings | 122,468 |
| Total Stockholders' Equity | 132,136 |
| Total Liabilities and Stockholders' Equity | $ 170,126 |

The accompanying notes are an integral part of these financial statements.

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Statement of Income (Loss)
For the Year Ended December 31, 2003

| | |
|---|---|
| REVENUES | |
| Placement Fees | $ 603,375 |
| | |
| EXPENSES | |
| Commissions | 464,089 |
| Professional Services | 25,677 |
| Miscellaneous Taxes and Licenses | 16,921 |
| NASD and Education Fees | 14,645 |
| Bank Charges | 1,500 |
| Printing | 698 |
| Insurance | 467 |
| Delivery | 458 |
| Total Expenses | 524,455 |
| | |
| NET INCOME | $ 78,920 |

The accompanying notes are an integral part of these financial statements.

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Statement of Cash Flows
For the Year Ended December 31, 2003

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net Income | $ 78,920 |
| Adjustments to Reconcile Net Income to | |
| Net Cash Provided by Operating Activities: | |
| Changes in Assets and Liabilities: | |
| Due from Related Party | (37,750) |
| Prepaid Expenses | (3,850) |
| Accounts Payable and Accrued Expenses | 26,934 |
| Total Adjustments | (14,666) |
| Net Cash Provided by Operating Activities | 64,254 |
| CASH FLOWS FROM INVESTING ACTIVITIES | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | - |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 64,254 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 52,244 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 116,498 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ - |
| Income Taxes | $ - |

The accompanying notes are an integral part of these financial statements.

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance at January 1, 2003 | $ 6,667 | $ 3,001 | $ 43,548 | $ 53,216 |
| Net Income | - | - | 78,920 | 78,920 |
| Balance at December 31, 2003 | $ 6,667 | $ 3,001 | $ 122,468 | $ 132,136 |

The accompanying notes are an integral part of these financial statements.

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Notes to Financial Statements
For the Year Ended December 31, 2003

## ORGANIZATION AND NATURE OF BUSINESS

Jefferson Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is located in Portland, Oregon, and provides real estate investment banking services to customers throughout the western United States.

## SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Placement Fees

Placement fee revenues are fees earned for the private placement of debt and equity securities.

### Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business

## NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $78,508, which was $73,508 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.48 to 1.

## OTHER REQUIREMENTS

The Company is exempt from the provisions of SEC Rule 15c3-3 governing reserve, possession and control requirements. As of December 31, 2003, the Company was in compliance with conditions of the exemption. Accordingly, supplementary schedules calculating these amounts have been excluded from the supplementary information.

## RELATED PARTY TRANSACTIONS

The Company's stockholders own SKB Companies ("SKB"). SKB is engaged in real estate merchant banking, development and investment. During 2003 the Company earned 100% of its placement fees in deals in which SKB was the operating manager and at December 31, 2003 has an amount due from them of $39,000. The Company and SKB have an agreement in which SKB provides the Company with administrative services, computer equipment and software, facilities, equipment and supplies. In return, the Company agrees to make payments to SKB at SKB's discretion. SKB did not charge the Company in 2003 and no payments were made by the Company to SKB. Payments may not exceed the Company's placement fees as placement agent for SKB less expenses incurred by the Company less an amount necessary for the Company to meet its minimum net capital requirement. Refer to "Net Capital Requirements" note to the financial statements.

## INCOME TAXES

The Company with the consent of its stockholders elected under the Internal Revenue Code to be an S corporation, effective January 1, 1998. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

## CONCENTRATIONS

The Company maintains its cash balance in one financial institution located in Portland, Oregon. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2003, the Company's uninsured balance totals $16,498.

SUPPLEMENTARY INFORMATION

**JEFFERSON SECURITIES, INC.**
Portland, Oregon

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2003

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Stockholders' Equity Qualified for Net Capital | | $ 132,136 |
| Deductions and/or Charges: | | |
| Non-Allowable Assets: | | |
| Due from Related Party | $ 39,000 | |
| Prepaid Expenses | 14,628 | |
| | | 53,628 |
| Net Capital | | $ 78,508 |
| AGGREGATE INDEBTEDNESS | | $ 37,990 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum Net Capital Required (based on aggregate indebtedness) | | $ 2,533 |
| Minimum Dollar Net Capital Required | | $ 5,000 |
| Minimum Net Capital Required (greater of above amounts) | | $ 5,000 |
| Excess Net Capital | | $ 73,508 |
| Excess Net Capital at 1,000% | | $ 74,709 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.48:1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2003) | | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | | $ 115,718 |
| Audit Adjustment - Accrued Expenses | | (37,210) |
| Net Capital Per Above | | $ 78,508 |

MACK
ROBERTS
& COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS
4380 S.W. MACADAM, SUITE 590
PORTLAND, OREGON 97239
(503) 224-0860
(503) 248-6788 FAX

GEORGE E. MACK III
HARLEY C. ROBERTS, JR.
VAUGHN A. SCHNEIDER
KENNETH F. LAJOY
J. BREWSTER SOUTHWORTH III
ALAN N. RUDERMAN
BRENT D. TURNBULL
TIMOTHY C. HUFF
CHAD N. HERMAN
YVONNE McVAY
WESLEY RIEGER
WINDY L. McVICAR

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Jefferson Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Jefferson Securities, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Registration, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MACK, ROBERTS & COMPANY, L.L.C.
Portland, Oregon

February 12, 2004